RADICA GAMES LTD.

                               2002 Annual Report

1


CONTENTS


Letter To Shareholders.........................................................2

Electronic Games...............................................................4

Youth Electronics..............................................................5

Video Game Accessories.........................................................6

Manufacturing Services.........................................................7

Management's Discussion of Results.............................................8

Financial Information.........................................................14

Directors And Officers........................................................39

Corporate Information.........................................................40

ABOUT RADICA:(R)

Radica Games Limited (NASDAQ: RADA) is a Bermuda company headquartered in Hong Kong. The Company is a leading marketer, manufacturer and distributor of electronic entertainment products including electronic games, youth electronics and video game accessories. Radica has subsidiaries in the USA, Canada and the UK, and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at "www.radicagames.com."


FINANCIAL HIGHLIGHTS

OPERATING RESULTS

                                                                                             Two months
                                                             Year ended                          ended     Year ended
                                                            December 31,                     December 31,  October 31,
(US dollars in thousands except                             ------------                    -------------  --------------
per share data)                            2002        2001           2000          1999        1998          1998
-------------------------------------------------------------------------------------------------------------------------

Net sales                            $    124,646  $    98,554   $  106,696   $    136,716  $    21,071  $   155,618

Net income (loss)                    $     11,934  $    (4,374)  $  (18,099)  $     17,055  $     5,819  $    51,216

Diluted net income (loss) per share  $       0.65  $     (0.25)  $    (1.03)  $       0.90  $      0.29  $      2.39

Weighted average number of shares
and dilutive potential common
stock outstanding                          18,336       17,612       17,608         18,979       20,094       21,488


FINANCIAL POSITION

                                                          At December 31,                                  At October 31,
                                                          --------------                                  ----------------
(US dollars in thousands)               2002          2001           2000          1999          1998           1998
--------------------------------------------------------------------------------------------------------------------------

Working capital                      $     50,155  $    36,709   $   42,619   $     65,123  $    65,776  $    59,913

Total assets                         $     95,302  $    88,407   $   99,315   $    122,174  $   108,190  $   113,521

Total liabilities                    $     20,666  $    25,355   $   31,927   $     36,112  $    22,455  $    33,682

Shareholders' equity                 $     74,636  $    63,052   $   67,388   $     86,062  $    85,735  $    79,839

TO OUR SHAREHOLDERS

In 2002, Radica's strategic transformation, that we embarked upon in 1999, delivered on the bottom line. We are pleased to report that not only are we growing and profitable again, but our profitability compares favorably to the industry at large.

For the last four years we have been pursuing a mission to turn what had been a volatile, single category company into a dynamic, diversified, electronic entertainment company. We believe the results of 2002 show that this effort has paid off as we promised it would at the end of last year. We want to thank our shareholders and employees for their steadfast belief in our mission and strategy to transform Radica.

Today, Radica has a major presence in four core business segments.

     o    Electronic Games
     o    Video Game Accessories
     o    Youth Electronics
     o    Manufacturing Services

Our business is focused on five, high potential brands.

     o    Radica(R) Games
     o    Play TV(R)
     o    Gamester(R)
     o    Girl Tech(R)
     o    Barbie(TM)

This excellent balance of business segments is fed by our two primary supporting strategies.

     1.   To lead the industry in quality and innovation for each core business.
     2. To continuously seek to improve our productivity by challenging, developing and rewarding our people for performance.

The results of this effort speak for themselves when you review the details of our financial results for 2002.

2002 FINANCIAL  RESULTS

In 2002 Radica's sales grew by 26.5% to $124.6 million. This growth was particularly impressive given the difficult market conditions that existed both at retail in general and specifically in the industry. Each segment of our business had a strong growth year. Electronic Games grew by 19.9% supported by the strength of Play TV, Skannerz(R) and, importantly, Radica's staple line of heritage games. Video Game Accessories (VGA) grew by 53.3% as a result of the launch of new game platforms from Microsoft and Nintendo. Youth Electronics including both our Girl Tech and Barbie(TM) products grew by 42.9%. Manufacturing services grew by 21.2% as a result of expansion of our business with key customers in Japan and North America.

We also made significant progress in growing our business globally. Our business from outside North America grew by 16.6% and represents 36.4% of our total business. Not to be outdone our North American business grew by 32.9%.

You can see our growth was broadly spread among our diverse business segments. Electronic games accounts for 50.3% of our sales, VGA for 12.7%, Youth
Electronics 13.4% and Manufacturing services 23.6%. We are now a highly diversified electronic entertainment company. In fact, no one product accounted for more than 9% of our sales. That means that our growth is coming from a broad array of solid products rather than from one or two hit items or categories.

Net income was $11.9 million or $0.65 per share as a result of four consecutive up quarters. Operating income was 10% of sales and return on equity was 17%. Our solid balance sheet became even stronger with cash at $32.7million, shareholder equity at $74.6 million and long-term debt reduced to zero.

Radica continued its commitment to cost reduction and margin enhancement in 2002, which resulted in an improvement in gross margins from 34.4% to 37.8%. Operating expenses also decreased from $37.6 million to $34.6 million indicating our continued progress in productivity and fixed cost cutting.

OUTLOOK  FOR 2003 AND  BEYOND

For the coming year and beyond, we intend to stick to the strategy that has helped us engineer this turnaround. We will continue to focus on our core categories and brands. We will continue to innovate and produce the highest quality products in our industry. We will continue to strive for improvements in productivity, resulting in cost reduction and margin enhancement.

As a result of this strategy and the opportunities we see in the marketplace, we believe that we have the potential to continue to make significant improvements in our results in the years to come. However, we know that in the short term there will be challenges to face given the current international turmoil and its continuing affects on our consumer and retail customers. Fortunately, the diversity we have built and the strength of our balance sheet have but served us well during these difficult times.

In closing, it has been a pleasure for us to report on the progress we have made in the past year. We believe that 2002 was just the first step in realizing the success that is possible for Radica in the future.

Sincerely,


/s/ Patrick S. Feely                                 /s/ Jon N. Bengtson

Patrick S. Feely                                     Jon N. Bengtson
President and Chief Executive Officer                Chairman of the Board

March 10, 2003                                       March 10, 2003

ELECTRONIC GAMES

Radica has long been a recognized innovation leader in electronic games. We pioneered the introduction of physical interaction into this category with our "physical reality" games for fishing, snowboarding, hunting, golf, racing and other sports. We also were the first to expand the category from LCD screens all the way to the television screen with our Play TV line.

2002 was a strong year for us in electronic games. Sales grew by 19.9% and our year-end US market share was 21%, up from 16% in 2001. In handheld games, this was a particularly good year for our proven staples such as our solitaire, Tetris(R), casino and hunting games. For 2003 we are launching "Big Screen" versions of Tetris(R), Poker, and BlackJack, as well as our innovative new Ultimate Pinball(TM) and Talking Bingo(TM).

Our sales increased dramatically in the European market, with Skannerz branching out from its 2001 success in the US to lead the charts in the UK. At the same time Skannerz sales continued to grow in the US, and innovative new line extensions for 2003 will add new interest in both markets in 2003:

     o Skannerz Commander(TM) was launched in the spring, allowing players to customize their tribes by selecting certain monsters and banishing others.
     o Skannerz Battle Orbz(TM), launching during the 2003 holiday season, brings a unique sphere look and action to the line. In addition to its one-person mode, each Orbz separates in the middle, to be re-attached to an opposing unit, to wage a two-player battle marked with sounds, lights, and rolling battle action.

In 2003, we are introducing Total Meltdown(TM), an exciting electronic tabletop game that pits the player against the clock. Solve four intense games before the computer core suffers a Total Meltdown. Flashing lights, the ticking clock and a taunting voice are all distractions as the player must decipher the correct port for "live wires," complete a circuit breaker, crack the code and try to remove the core.

Play TV continued to grow and solidify its position in its third year. Offering consumers the opportunity to "get off the couch and into the action," Play TV combines real physical interactive play with realistic input devices. In 2002, Play TV expanded to include a younger audience with Play TV Jr. Construction(TM). Encouraged by its success we are working with Fisher Price to introduce Play TV Rescue Heroes(TM) in 2003, a new item based on the phenomenally successful preschool license.

Radica continues to demonstrate its unique expertise in electronic games. We constantly challenge ourselves to deliver outstanding game play at competitive prices and we look forward to continued category leadership in innovation again in 2003.

YOUTH ELECTRONICS

In Youth Electronics, Radica created the sub-category of "girls' electronics" with the introduction of the Girl Tech line in 1999. In 2002, we continued to build this business with the addition of the Barbie(TM) brand. As a result sales were up 42.9% over last year.

We're especially proud of our Girl Tech Password Journal(R), which showed yet another year of impressive growth. To ensure the appeal of this perennial favorite, we update it from time to time and, in 2003, we'll introduce the third version of this classic. Password Journal 3 will capitalize on the desire girls have to personalize their things, as we allow each girl to create her own special cover while we maintain the other key selling features of voice recognition, privacy, and control.

Expanding Girl Tech into tabletop games for the first time, Dare Ya!(TM) joins the line-up for fall 2003. This is the ultimate game of truth or dare, allowing girls to record their own Double Dares, thereby personalizing the game to fit their friendship group.

In 2002, we introduced our first line of Barbie(TM) Electronic items, led by the Barbie(TM) Dance Party(TM) . Utilizing the same XaviX(R) technology in our Play TV games, the Barbie(TM) Dance Party brought the fun of video game dance games to younger Barbie(TM) fans. 2003 sees an expanded Barbie(TM) line, including new electronic games and lifestyle items:

     o Barbie(TM)'s My Secret Diary(TM) brings the proven success of our Password Journal to younger girls, featuring a simple magnetic lock and wonderful sounds including Barbie(R)'s voice.
     o Using the same scanning technology as Skannerz, Barbie(TM) Scanimals(TM) Pet Rescue lets girls find lost pets in UPC barcodes, nurture them, and compete for prizes.
     o Barbie(TM) Gotta Groove(TM) is a portable dance game. Girls just clip it on, listen to the tunes, follow Barbie(R)'s voice commands, and they become the "Dancing Diva."

Continuing our strategy to diversify our line, we're introducing another exciting new brand in 2003 this time focused more on boys play patterns. Project Stealth(TM), inspired by the desire of boys to be daring spies, features real working gadgets to fulfill that fantasy, including the Sonic Binoculars(TM) combine a distance eavesdropping device with a cool radar dish look and "night vision" binoculars.

With our entry into the boys segment of this market in 2003, Radica now offers the industry's most complete selection of innovative products in this growing market category.

VIDEO GAME ACCESSORIES

For years, Gamester has been one of the most respected brand of video game controllers and accessories in Europe. Since we acquired this UK-based business in 1999, we have been focused on adding the dimension of Radica technical innovation. Considering our expertise in creating "physical reality" interactive games such as our Play TV line and our fishing handhelds, we have long believed we could apply this distinctive competence to the massive video game category. Gamester has given us that chance.

In the past year, this expertise and our high quality, in-house manufacturing capability have begun to shake up this industry, not only in Europe but in North America, by delivering not only exciting new products, but also quality consumers can really depend upon. The result was 53.3% growth in our sales of Gamester products in 2002 to a worldwide total of $15.8 million. Our most innovative products led the way. Here are a few examples.

Our proprietary Gamester Floodlight(TM) revolutionized the way Game Boy(R) Advance screens are illuminated. Tips & Tricks called it "The best GBA light on the market." In spite of its premium price the light has become one of the top selling lights in the industry in a little over half a year.

Gamester also changed the entire paradigm of how sports boarding games are played with its amazing Sportsboard(TM) for PlayStation(R) 2. This product features licensed pressure sensitive technology that replicates the real feel of boarding in games like Tony Hawk's Pro Skater(TM) and EA Sports(TM) SSX(TM).

Radica always pushes the envelope on technology either by internal invention or through partnerships with outstanding technology companies. An example of this is our NXT(TM) licensed sound system for Game Boy(R) Advance. This unique sound technology allows for high volume sound replication from a low power amplifier delivering the sound Game Boy(R) Advance players want.

We don't just create innovative new products, we also find ways to improve upon staples such as pads and wheels. Our licensed Xbox(TM) Phoenix(TM) pad is the right size for both kids and adults. As a result, it is the one of the best selling compact Xbox(TM) pad in retailers where it is stocked. We also pioneered compact wheels, with our line of Pro Racer(TM) products, that cover all major console platforms.

The US video game accessory market grew by 14% through November 2002, according to the NPD Group, as a result of the growing installed base of new platforms such as Xbox(TM), Game Boy(R) Advance and GameCube(TM). We believe that 2003 and 2004 will be the strongest years in the life cycle of these new platforms on the market. We look forward to the opportunities this market potential will create for us and to build the Gamester brand by beating the competition in product quality and innovation.

MANUFACTURING SERVICES

Radica has once again shown its strength and competence in the area of manufacturing services, growing 21.2% by handling $29.4 million of business compared to $24.2 million in 2001. This business is comprised of two areas where we utilize the strengths of our manufacturing and sourcing teams for third party customers. We either build products for them or source products for them. Our customers this year have included SSD (a major Japanese technology company that created the XaviX(R) chip), Hasbro, Bandai, WiZ, Takara, Epoch and Argos. The strategy of using our excess manufacturing and sourcing resources to help others achieve quality manufacturing is a win/win scenario. We can spread the overhead allocated to Radica's own product and allow our customers to get top quality service and highly competitive pricing due to our increased efficiency and volume purchasing.

In 2002, we built more than six million units of product for our OEM customers. While doing this, we were also proud to pass the audit of our compliance with the latest ICTI code of conduct, which ensures our customers that we treat all of our employees fairly and ethically, comply with local and international laws, and make safety a priority in the factory. This is simply an extension of our worldwide policy, which has paid many dividends in 2002, to respect and develop our employees.

Our factory in Dongguan, Southern China has 524,000 square feet of factory space and 308,000 square feet of dormitory space. It has the capacity to house in excess of 5,000 people and currently employs approximately 4,000 people and is capable of manufacturing up to 800,000 units per week.

As we move forward into 2003, we continue to search for the best methods for manufacturing and improving quality and have begun implementing both the 5S practice and the latest 6 Sigma quality theory. It is a goal to be a 6 Sigma certified factory by the end of 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

FISCAL 2002 COMPARED TO FISCAL 2001

The following table sets forth items from the Company's Consolidated Statements of Operations as a percentage of net revenues:

                                                                  Year ended December 31,
                                                        -----------------------------------------
                                                              2002                    2001
                                                        -----------------       -----------------

Net sales                                                         100.0%                  100.0%
Cost of sales                                                      62.2%                   65.6%

Gross margin                                                       37.8%                   34.4%

Selling, general and administrative expenses                       22.2%                   26.7%
Research and development                                            3.3%                    5.8%
Depreciation and amortization                                       2.3%                    4.1%
Restructuring charge                                                0.0%                    1.6%

Operating income (loss)                                            10.0%                   (3.8%)
Other income                                                        0.3%                    0.0%
Foreign currency gain (loss), net                                   1.4%                   (0.2%)
Interest income, net                                                0.0%                    0.1%

Income (loss) before income taxes                                  11.7%                   (3.9%)
Provision for income taxes                                         (2.1%)                  (0.5%)

Net income (loss)                                                   9.6%                   (4.4%)


The Company reported net income of $11.9 million for fiscal year 2002 or $0.65 per diluted share versus a net loss of $4.4 million or $0.25 per diluted share for fiscal year 2001.

Summary of sales achieved from each category of products:

                                                YEAR ENDED DECEMBER 31,
                        ----------------------------------------------------------------------
                                      2002                                  2001
                        --------------------------------     ---------------------------------
                           % OF NET           NET               % OF NET            NET
PRODUCT LINES            SALES VALUE      SALES VALUE          SALES VALUE      SALES VALUE
--------------------------------------- ----------------     ---------------- ----------------
(US$ in thousands)

Electronic Games                 50.3%        $  62,684                53.0%         $ 52,268
Youth Electronics                13.4%           16,744                11.9%           11,720
VGA                              12.7%           15,844                10.5%           10,335
Manufacturing Services           23.6%           29,374                24.6%           24,231
                        --------------- ----------------     ---------------- ----------------
Total                           100.0%        $ 124,646               100.0%         $ 98,554
                        =============== ================     ================ ================


Gross margin for the year was 37.8% compared to 34.4% for the year ended December 31, 2001 as a result of improved cost control, factory efficiencies and product mix.

Operating expenses for the year were $34.6 million compared to $37.6 million for the year ended December 31, 2001. The decrease in expenditure was as a result of cost reductions, including R&D due to the restructuring announced in Q4 2001, offset by increased variable costs due to the 26.5% increase in sales. In addition depreciation and amortization charges dropped by $1.2 million of which $0.8 million was due to the adoption of SFAS 142 and the resulting cessation of amortization of goodwill.

The following table shows the major operating expenses and income taxes:

                                                 Year ended December 31,
                                        ----------------------------------------
(US dollars in millions)                      2002                   2001
                                        -----------------      -----------------

Commissions                                        $ 0.6                  $ 0.7
Indirect salaries and wages                          8.1                    8.2
Advertising and promotion expenses                   8.5                    8.1
Research and development expenses                    4.1                    5.8
Provision for income taxes                           2.7                    0.6


Research and development costs decreased from 2001 as a result of the 2001 reorganization (see "Item 4. Information on the Company - Description of Business - Product Development"). The increase in the provision for income taxes from 2001 was primarily the result of a valuation allowance put in place to offset the UK deferred tax asset.

CAPITAL RESOURCES AND LIQUIDITY

At December 31, 2002 the Company had $32.7 million of cash and net assets of $74.6 million compared to $25.8 million and $63.1 million, respectively at December 31, 2001. The Company generates a significant majority of its cash from its normal operations but seasonal cash requirements have been met with the use of short-term borrowings, which included borrowings under secured lines of credit.

At December 31, 2002, cash and cash equivalents, net of short-term borrowings, were $31.8 million of which $9.0 million of cash deposits have been pledged as security for undrawn or substantially repaid facilities. Management does not consider that there are any significant restrictions on its ability to gain access to these deposits. This compares with cash and cash equivalents, net of short-term borrowings of $25.0 million at December 31, 2001. The Company generated approximately $12.0 million, $10.3 million and $(4.7 million) of net cash from its operating activities in 2002, 2001 and 2000, respectively. The increase in 2002 from 2001 was primarily a result of higher sales revenue and higher gross margins in 2002 compared to 2001, combined with decreased expenditure as a result of cost reductions in operations. Receivables increased to $15.1 million from the December 31, 2001 level of $13.9 million. This was the result of higher sales during the second half of 2002 compared to the same period in 2001. Inventories increased to $20.4 million from $17.2 million at December 31, 2001 primarily as a result of inventory buildup in preparation for the first quarter of 2003. The reserves for doubtful accounts, customer returns and warranty expenses were as follows:

                                                 Balance at                                               Balance at
                                                 beginning          Charged to       Utilization /          end of
(US dollars in thousands)                         of year            expense           write-offs            year
-------------------------                         -------            -------           ----------            ----

2002
   Allowance for doubtful accounts                    $ 2,207            $    60           $ (1,952)           $   315
   Allowance for estimated product returns              1,555                390               (698)             1,247
   Accrued warranty expenses                              900              1,771             (1,631)             1,040
   Accrued sales expenses                               3,912              1,864             (2,186)             3,590
                                               ---------------    ---------------    ---------------    ---------------
                                                      $ 8,574            $ 4,085           $ (6,467)           $ 6,192
                                               ===============    ===============    ===============    ===============

2001
   Allowance for doubtful accounts                    $ 2,073            $ 1,056             $ (922)           $ 2,207
   Allowance for estimated product returns              1,494              1,528             (1,467)             1,555
   Accrued warranty expenses                              950              1,911             (1,961)               900
   Accrued sales expenses                               3,717              2,914             (2,719)             3,912
                                               ---------------    ---------------    ---------------    ---------------
                                                      $ 8,234            $ 7,409           $ (7,069)           $ 8,574
                                               ===============    ===============    ===============    ===============


Current liabilities were $20.7 million at December 31, 2002 compared to $23.5 million at December 31, 2001. The decrease was the result of reduction in accounts payable, current portion of long-term debt and accrued expenses from 2001. Prepaid assets decreased to $1.7 million from $2.3 million at December 31, 2001. This was the result of a decrease in prepaid license and royalty fees. Accrued payroll and employee benefits increased to $2.8 million at December 31, 2002 from $0.9 million at December 31, 2001 primarily as a result of accrued bonuses relating to the 2002 fiscal year. Total debt stood at $2.7 million at December 31, 2002, down $3.6 million from $6.3 million at December 31, 2001.

Cash flows from investing activities were a net utilization of $1.1 million, $1.0 million and $4.3 million in 2002, 2001, and 2000, respectively. During 2002 and 2001, the Company invested in the purchase of property, plant and equipment.

Cash used in financing activities was $3.3 million in 2002 compared with $6.4 million in 2001. This change was primarily due to repayment of short-term debt during 2001.

The Company commits to inventory production, advertising and marketing expenditures prior to the peak third and fourth quarter retail-selling season. Accounts receivable increase during the third and fourth quarter as customers increase their purchases to meet customer demand during the holiday season. Due to the concentrated time frame of this selling period, payments for these accounts receivable are generally not due until the fourth quarter or early in the first quarter of the subsequent year. This timing difference between expenses paid and revenues collected sometimes makes it necessary for the Company to borrow amounts during the year. As of December 31, 2002, the Company had more than $5.0 million of various lines of credit available. A breakdown of the Company's short-term and long-term financing during 2002 is as follows:

                                      Loan Amount             Debt             Loan Amount          Date of
              Bank                   as at 1/1/2002         Repayment       as at 12/31/2002        Maturity
---------------------------------  -------------------  ------------------  ------------------   ---------------
(US$ in thousands)

China Construction Bank                  $   846            $    -             $   846            August 7, 2003
  (Humen, China)
HSBC                                     $ 5,473            $ (3,648)          $ 1,825            June 22, 2003


Both loans are payable in installments. Loan installments due within twelve months of year-end are included in short-term liabilities; installment payments scheduled beyond twelve months from year-end are included in long-term debt (See
Note 9 of the Consolidated Financial Statements). The term loan is secured by certain properties and deposits of the Company (see Note 16 of the Consolidated Financial Statements). The agreements contain covenants that, among other things, require the Company to maintain a minimum of tangible net worth, gearing ratio and other financial ratios. The Company is in compliance with these covenants as at December 31, 2002.

Management believes that the Company's existing credit lines are sufficient to meet future short-term cash demands. The Company funds its operations and liquidity needs primarily through cash flow from operations, as well as utilizing borrowings under the Company's secured and unsecured credit facilities when needed. During 2003, the Company expects to continue to fund its working capital needs through operations and its revolving credit facility and believes that the funds available to it are adequate to meet its needs. The Company expects to be in compliance with its covenants in 2003. However, unforeseen circumstances, such as severe softness in or a collapse of the retail environment may result in a significant decline in revenues and operating results of the Company, thereby causing the Company to exhaust its cash resources. If this were to occur, the Company may be required to seek alternative financing of its working capital. In addition, this may cause the Company to be in non-compliance with its debt covenants and to be unable to utilize its revolving credit facility.

The Company had no derivative instruments or off balance sheet financing activities during fiscal years 2001 and 2002. The Company believes that its existing cash and cash equivalents and cash generated from operations are sufficient to satisfy the current anticipated working capital needs of its core business.

FISCAL 2001 COMPARED TO FISCAL 2000

The Company experienced a net loss of $4.4 million for fiscal year 2001 or $0.25 per diluted share versus a net loss of $18.1 million or $1.03 per diluted share for fiscal year 2000.

Net sales for 2001 were $98.6 million, compared to $106.7 million in 2000. The decline in net sales during 2001 resulted from worldwide economic recession; and the effect of the September 11 terrorist attacks in New York, which eroded US consumer confidence and as a result caused retailers to exercise caution in their buying. Several top US retailers cancelled holiday reorders in the wake of the attacks.

                                                YEAR ENDED DECEMBER 31,
                        ----------------------------------------------------------------------
                                        2001                                  2000
                        --------------------------------     ---------------------------------
                           % OF NET           NET               % OF NET            NET
PRODUCT LINES            SALES VALUE      SALES VALUE          SALES VALUE      SALES VALUE
--------------------------------------- ----------------     ---------------- ----------------
(US$ in thousands)

Electronic Games                 53.0%         $ 52,268                54.2%        $  57,868
Youth Electronics                11.9%           11,720                13.0%           13,897
VGA                              10.5%           10,335                 9.5%           10,116
Manufacturing Services           24.6%           24,231                23.3%           24,815
                        --------------- ----------------     ---------------- ----------------
Total                           100.0%         $ 98,554               100.0%        $ 106,696
                        =============== ================     ================ ================


Gross margin for the year was 34.4% compared to 22.2% in fiscal year 2000 as a result of a combination of improvements to inventory control allowing for less closeout product and continued cost reduction on products.

Operating expenses for 2001, excluding $1.6 million of restructuring costs, were $36.1 million compared to operating expenses of $43.0 million, excluding $1.2 million of restructuring costs in fiscal year 2000. The 2001 restructuring plan was approved by the Board of Directors in December 2001 for implementation in February of 2002 and included the elimination of the San Francisco R&D office, the elimination of several R&D and operational provisions in Hong Kong with the intent of replacing many of these positions with new staff at the factory in China, the elimination of certain other positions worldwide and the transfer of two employees to other offices. The estimated costs related to the reorganization were accrued in the fourth quarter of 2001 and include $1.4 million in severance-related costs and $0.2 million in office shutdown and other reorganization related costs.

The 2000 restructuring plan occurred in the second quarter of 2000 and included the elimination of several positions worldwide. The costs included $1.1 million in severance-related costs and $0.1 million in office shutdown and other reorganization related costs.

The following table shows the major operating expenses, other income and income taxes:

                                                   Year ended December 31,
                                            -----------------------------------
(US dollars in millions)                         2001                 2000
                                            --------------      ---------------

Commissions                                         $ 0.7                $ 2.3
Indirect salaries and wages                           8.2                  7.5
Advertising and promotion expenses                    8.1                 11.1
Research and development expenses                     5.8                  5.2
Other income                                            -                  0.8
Provision (credit) for income taxes                   0.6                 (0.9)


The decrease in commissions in 2001 was the result of both the decrease in sales from 2000 and Radica USA's decision to increase efficiency by changing its sales force from third party sales representatives to an in-house sales team. Because the Play TV line of products was in its second year and required less promotion, advertising and promotional costs decreased in 2001 from 2000.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. Management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses. Below is a listing of accounting policies that the Company considers critical in preparing its consolidated financial statements. These policies include estimates made by management using the information available to them at the time the estimates are made, but these estimates could change considerably if different information or assumptions were used.

BAD DEBT ALLOWANCE

The bad debt allowance is an adjustment to customer trade receivables for amounts that are determined to be uncollectible or partially uncollectible. The bad debt allowance offsets gross trade receivables and is computed based on management's best assessment of the impact on trade receivables of the business environment, customers' financial condition, historical trends and customer disputes. Deterioration in the retail environment or the economy could adversely impact the trade receivables valuation.

ALLOWANCE FOR SALES RETURNS, MARKETING AND ADVERTISING

A sales return allowance is recorded for estimated sales returns from customers. The allowance is based on historical trends and management's best assessment of sales returns as a percentage of overall sales. The Company also records an allowance for marketing and advertising costs agreed with certain customers. These allowances are based on other specific dollar-value programs or percentages of sales, depending on how the program is negotiated with the individual customer.

WARRANTY

The Company records a warranty allowance for costs related to defective product sold to customers. The warranty allowance is based on historical trends and management's best assessment of what the defective return percentage will be for a given product. Due to the introduction of new product, actual warranty costs could deviate significantly from the recorded allowance. This deviation could have a material impact on the financial results of the Company.

INVENTORIES

The Company states its inventory values at the lower of cost or market. Inventory reserves are accrued for slow-moving and obsolete inventory. Radica's management uses estimates to record these reserves. Slow-moving and obsolete inventories may be partially or fully reserved depending on the length of time the product has been in inventory and the forecast sales for the product over the course of the following year. Changes in public and consumer preferences and demand for product or changes in the buying patterns and inventory management of customers could adversely impact the inventory valuation.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, identifiable intangibles and goodwill have been reviewed for impairment based on Statement of Financial Accounting Standards ("SFAS") No. 144.

In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of.

DEFERRED TAX ASSETS

The Company records valuation allowances against its deferred tax assets. In determining the allowance, management considers all available evidence for certain tax credit, net operating loss and capital loss carryforwards. The evidence used in assessing the need for valuation allowances includes the use of business planning, projections of future taxable income and corporate-wide tax planning. Differences in actual results from projections used in determining the valuation allowances could result in future adjustments to the allowance.

RECENTLY ISSUED ACCOUNTING STANDARDS

A discussion of certain recently issued accounting standards and the estimated impact on the Company is set out in note 2 to the consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2002 AND 2001

                                     ASSETS
(US dollars in thousands, except share data)            2002           2001
                                                    -----------     -----------

Current assets:
Cash and cash equivalents
  (Pledged deposits of $8,951 in 2002 and
   $8,955 in 2001)                                     $ 32,692        $ 25,810
Accounts receivable, net of allowances for
   doubtful accounts of $315 ($2,207 in 2001)            15,139          13,868
Inventories, net of provision of $4,193
  ($3,997 in 2001)                                       20,385          17,179
Prepaid expenses and other current assets                 1,674           2,283
Income taxes receivable                                     931             931
Deferred income taxes                                         -             168
                                                    -----------     -----------

          Total current assets                           70,821          60,239
                                                    -----------     -----------

Property, plant and equipment, net                       14,930          16,310

Goodwill                                                  9,551           9,551

Purchased intangible assets, net of
    accumulated amortization of $6,260
    ($5,840 in 2001)                                          -             420

Deferred income taxes, noncurrent                             -           1,887
                                                    -----------     -----------

          Total assets                                 $ 95,302        $ 88,407
                                                    ===========     ===========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings                                  $    846        $    846
Accounts payable                                          7,974           9,201
Current portion of long-term debt                         1,825           3,648
Accrued payroll and employee benefits                     2,753             943
Accrued warranty expenses                                 1,040             900
Other accrued liabilities                                 5,840           7,485
Income taxes payable                                        309             507
Deferred income taxes                                        79               -
                                                    -----------     -----------

          Total current liabilities                      20,666          23,530
                                                    -----------     -----------

Long-term debt                                                -           1,825
                                                    -----------     -----------

          Total liabilities                              20,666          25,355
                                                    -----------     -----------

Shareholders' equity:
Common stock
  par value $0.01 each, 100,000,000 shares
  authorized, 17,796,131 shares issued and
  outstanding (17,646,740 in 2001)                          178             176
Additional paid-in capital                                2,320           1,549
Warrants to acquire common stock                              -             445
Retained earnings                                        72,946          61,012
Accumulated other comprehensive loss                       (808)           (130)
                                                    -----------     -----------

          Total shareholders' equity                     74,636          63,052
                                                    -----------     -----------

          Total liabilities and shareholders'
          equity                                       $ 95,302        $ 88,407
                                                    ===========     ===========

     /s/ Jon N. Bengtson                             /s/ David C.W. Howell
---------------------------------             ----------------------------------
          DIRECTOR                                          DIRECTOR

        See accompanying notes to the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(US dollars in thousands,                              2002              2001              2000
except per share data)                             ------------      ------------      ------------

Revenues:
Net sales                                          $    124,646      $     98,554      $    106,696
Cost of goods sold (exclusive of items
   shown separately below)                              (77,481)          (64,698)          (83,041)
                                                   ------------      ------------      ------------
Gross profit                                             47,165            33,856            23,655
                                                   ------------      ------------      ------------

Operating expenses:
Selling, general and administrative expenses            (27,695)          (26,279)          (32,322)
Research and development                                 (4,094)           (5,775)           (5,210)
Depreciation                                             (2,438)           (2,631)           (2,601)
Amortization of intangible assets and goodwill             (420)           (1,382)           (2,826)
Restructuring charge                                       --              (1,551)           (1,190)
                                                   ------------      ------------      ------------
  Total operating expenses                              (34,647)          (37,618)          (44,149)
                                                   ------------      ------------      ------------

Operating income (loss)                                  12,518            (3,762)          (20,494)

Other income                                                306                24               781

Foreign currency gain (loss), net                         1,744              (219)               49

Interest income                                             253               733             1,472

Interest expense                                           (218)             (597)             (808)
                                                   ------------      ------------      ------------

Income (loss) before income taxes                        14,603            (3,821)          (19,000)

(Provision) credit for income taxes                      (2,669)             (553)              901
                                                   ------------      ------------      ------------

Net income (loss)                                  $     11,934      $     (4,374)     $    (18,099)
                                                   ============      ============      ============

Net income (loss) per share:

     Basic                                         $       0.67      $      (0.25)     $      (1.03)
                                                   ============      ============      ============

     Diluted                                       $       0.65      $      (0.25)     $      (1.03)
                                                   ============      ============      ============

Weighted average number of common and
common equivalent shares

     Basic                                           17,725,879        17,611,886        17,608,167
                                                   ============      ============      ============

     Diluted                                         18,335,827        17,611,886        17,608,167
                                                   ============      ============      ============


        See accompanying notes to the consolidated financial statements.

    CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(US dollars in thousands)              Common stock                                               Accumulated
                                       ------------        Additional   Warrants to                  other         Total
                                   Number                    paid-in      acquire     Retained    comprehensive shareholders'
                                  of shares     Amount       capital    common stock  earnings    income (loss)    equity
                                 ------------ -----------  ------------ ------------ ------------ ------------- -------------

Balance at December 31, 1999      17,639,594       $ 176       $ 1,090        $ 667     $ 84,100         $ 29      $ 86,062
Issuance of stock                      9,158           -            23            -            -            -            23
Cancellation of repurchased stock   (156,055)         (1)          (25)           -         (615)           -          (641)
Stock options exercised               71,600           1           100            -            -            -           101
Net loss                                   -           -             -            -      (18,099)           -       (18,099)
Foreign currency translation               -           -             -            -            -          (58)          (58)
                                 ------------ -----------  ------------ ------------ ------------ ------------- -------------

Balance at December 31, 2000      17,564,297       $ 176       $ 1,188        $ 667     $ 65,386        $ (29)     $ 67,388
Issuance of stock                      6,847           -            22            -            -            -            22
Stock options exercised               75,596           -           117            -            -            -           117
Expiration of stock warrants               -           -           222         (222)           -            -             -
Net loss                                   -           -             -            -       (4,374)           -        (4,374)
Foreign currency translation               -           -             -            -            -         (101)         (101)
                                 ------------ -----------  ------------ ------------ ------------ ------------- -------------

Balance at December 31, 2001      17,646,740       $ 176       $ 1,549        $ 445     $ 61,012       $ (130)     $ 63,052
Issuance of stock                      4,945           1            20            -            -            -            21
Stock options exercised              144,446           1           306            -            -            -           307
Expiration of stock warrants               -           -           445         (445)           -            -             -
Net income                                 -           -             -            -       11,934            -        11,934
Foreign currency translation               -           -             -            -            -         (678)         (678)
                                 ------------ -----------  ------------ ------------ ------------ ------------- -------------

Balance at December 31, 2002      17,796,131       $ 178       $ 2,320          $ -     $ 72,946       $ (808)     $ 74,636
                                 ============ ===========  ============ ============ ============ ============= =============

The  comprehensive  income  (loss) of the Company,  which  represents  the aggregate of the net income (loss) and the foreign currency translation adjustments,  was $11,256,  $(4,475) and $(18,157) for the years ended December 31, 2002, 2001 and 2000, respectively.

        See accompanying notes to the consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

(US dollars in thousands)                             2002          2001          2000
                                                    --------      --------      --------

Cash flow from operating activities:
Net income (loss)                                   $ 11,934      $ (4,374)     $(18,099)
Adjustments to reconcile net income (loss)
  to net cash provided by (used in) operating
  activities:
  Deferred income taxes                                2,134          (918)        2,541
  Depreciation                                         2,438         2,631         2,601
  Amortization                                           420         1,382         2,826
  Loss on disposal and write off of property,
  plant and equipment                                     57            73            10
  Changes in current assets and liabilities:
    (Increase) decrease in accounts receivable        (1,271)        8,678        (2,181)
    (Increase) decrease in inventories                (3,206)       (3,208)       10,654
    Decrease (increase) in prepaid expenses and
      other current assets                               609          (709)        3,178
    (Decrease) increase in accounts payable           (1,227)        2,124        (3,852)
    Increase (decrease) in accrued payroll
      and employee benefits                            1,810            (7)       (1,561)
    Increase (decrease) in accrued warranty
      expenses                                           140           (50)         (150)
    (Decrease) increase in other accrued
      liabilities                                     (1,645)        1,036         2,220
    (Decrease) increase in income taxes payable         (198)        3,638        (2,875)
                                                    --------      --------      --------

Net cash provided by (used in) operating
  activities                                          11,995        10,296        (4,688)
                                                    --------      --------      --------

Cash flow from investing activities:
Proceeds from sale of property, plant and
  equipment                                              201            64            75
Purchase of property, plant and equipment             (1,316)       (1,103)       (3,138)
Purchase of intangible assets                           --            --          (1,260)
                                                    --------      --------      --------

Net cash used in investing activities                 (1,115)       (1,039)       (4,323)
                                                    --------      --------      --------

Cash flow from financing activities:
Funds from issuance of stock                        $     21      $     22            23
Funds from stock options exercised                       307           117           101
(Decrease) increase in short-term borrowings            --          (2,934)        2,316
Proceeds from bank loan                                 --            --          10,945
Repayment of long-term debt                           (3,648)       (3,648)      (12,737)
Repurchase of common stock                              --            --            (641)
                                                    --------      --------      --------
                                                               #             #
Net cash (used in) provided by financing
  activities                                          (3,320)       (6,443)            7
                                                    --------      --------      --------

Effect of currency exchange rate change                 (678)         (101)          (58)
                                                    --------      --------      --------

Net increase (decrease) in cash and cash
  equivalents                                          6,882         2,713        (9,062)

Cash and cash equivalents:
  Beginning of year                                   25,810        23,097        32,159
                                                    --------      --------      --------

  End of year                                       $ 32,692      $ 25,810      $ 23,097
                                                    ========      ========      ========

Supplementary disclosures of cash flow
  information:
  Interest paid                                     $    220      $    594      $    797
  Income taxes paid                                    1,314           433           109

Non-cash investing and financing activities:
  Loan notes forfeited                              $   --        $   --        $  1,399
  Inventory exchanged for advertising and
    development of Internet arcade game                 --            --             177


        See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(US dollars in thousands, except share and per share data)

1.   ORGANIZATION AND BASIS OF FINANCIAL STATEMENTS

     The Company manufactures and markets a diverse line of electronic games, youth electronics and video game accessories including electronic games carrying the Radica and Play TV(R) brand names, Gamester(R) branded video game controllers & accessories, and girls' lifestyle electronics carrying the Girl Tech(R) and Barbie(TM) brand names. The Company is headquartered in Hong Kong and manufactures its products in its factory in Southern China. The primary markets for the Company's products are North America and Europe.

     The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated on consolidation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in US dollars.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and Cash Equivalents

     Cash and cash equivalents include cash on hand, cash in bank accounts, interest-bearing savings accounts, and time certificates of deposit with a maturity at purchase date of three months or less.

     Inventories

     Inventories are stated at the lower of cost, determined by the weighted average method, or market. Provision for potentially obsolete or slow-moving inventory is made based on management's analysis of inventory levels and future expected sales.

     Depreciation and Amortization of Property, Plant and Equipment

     Property, plant and equipment are stated at cost. Depreciation is provided on the straight-line method at rates based upon the estimated useful lives of the property, generally not more than seven years except for leasehold land and buildings which are 50 years or where shorter, the remaining term of the lease, by equal annual installments. Costs of leasehold improvements and capital leased assets are amortized over the useful life of the related asset or the term of the lease, whichever is shorter. The Company expenses all mold costs in the year of purchase or, for internally produced molds, in the year of construction. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in income.

     Goodwill and Other Intangible Assets

     Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of SFAS No. 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, Accounting for Impairment or Disposal of Long-lived Assets.

     In connection with SFAS No. 142's transitional goodwill impairment evaluation, the Statement required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform the second step of the transitional impairment test, as this is an indication that the reporting unit goodwill may be impaired. Management determined that no indications of impairment existed as the fair value of the reporting unit was higher than the carrying amount and accordingly, the second step was not required to be performed. The fair value of the reporting unit was determined using discounted projected cash flows.

     Prior to the adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over the expected periods to be benefited, generally 15 years, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. The Company's other intangible asset was amortized on a straight-line basis over its estimated useful lives. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds

     Impairment of Long-lived Assets

     The Company adopted SFAS No. 144 Accounting for the Impairment or Disposal of Long-lived Assets effective January 1, 2002. SFAS No. 144 provides a single accounting model for long-lived assets to be disposed of. SFAS No. 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The adoption of SFAS No. 144 did not affect the Company's financial statements.

     In accordance with SFAS No. 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.
     Goodwill and intangible assets not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value.

     Prior to the adoption of SFAS No. 144, the Company accounted for long-lived assets in accordance with SFAS No. 121, Accounting for Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of.

     Revenue Recognition

     Revenues are generally recognized as sales when merchandise is shipped, which is in accordance with the terms of the sale which are FOB shipping point. This represents the point at which the customer takes ownership and assumes risk of loss. The Company has consignment agreements with certain European distributors and records these shipments as revenues upon confirmation of sell-through by the distributor.

     The Company records reductions to gross revenue for discounts and incentives such as price protection and for customer incentive programs, including sales programs and volume-based incentives. The Company also records provisions against the gross revenue for estimated product returns and allowances in the period when the related revenue is recorded. These estimates are based on factors that include, but are not limited to, historical sales returns, analyses of credit memo activities and current known trends. Should these actual product returns and allowances exceed those estimates, additional reductions to the Company's revenue would result.

     Allowance for Doubtful Accounts

     The Company is required to estimate the collectibility of trade receivables. A considerable amount of judgment is required in assessing the realization of these receivables including the current creditworthiness of each customer and related aging of the past due balances. In order to assess the collectibility of these receivables, ongoing credit evaluations of the customers' financial condition are performed. Through these evaluations the Company may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The allowance for doubtful accounts is based on the best facts available to the Company and are reevaluated and adjusted as additional information is received. The Company does not have any off-balance sheet credit exposures relating to its customers.

     Shipping and Handling Costs

     The Company records costs incurred for the shipping and handling of the products as cost of goods sold in the consolidated statement of operations.

     Warranty

     The Company provides reserves for the estimated cost of product warranties at the time revenue is recognized. The estimated cost of warranty obligations is based on historical experience of known product failure rates and the terms of product warranties.

     Advertising

     Advertising costs are expensed as incurred. The cost of communicating advertising is expensed by the Company the first time that the advertising takes place. In addition, the Company offers discounts to customers who advertise Radica products. These Co-op advertising costs associated with customer benefit programs are accrued as the related revenues are recognized. Co-op advertising costs are characterized as a cost if the Company receives a benefit that is sufficiently separable from the retailer's purchase of the Company's products and the fair value of the co-op advertising benefit is determinable and greater than or equal to the co-op advertising allowance provided to the retailer. Co-op advertising costs not meeting these criteria are recorded as reductions in revenue. Advertising expense was approximately $7,200, $6,600 and $11,100 for the years ended December 31, 2002, 2001 and 2000, respectively.

     Research and Development

     Research and development costs are expensed as incurred. Research and development costs amounted to $4,094, $5,775 and $5,210 in 2002, 2001 and 2000, respectively.

     Foreign Currency Translation

     Foreign currency assets and liabilities are translated into US dollars using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during each reporting period. Current earnings (loss) include gains or losses resulting from foreign currency transactions. Other gains and losses resulting from translation of financial statements are accumulated as a separate component of accumulated other comprehensive income (loss) in shareholders' equity.

     Post-retirement and Post-employment Benefits

     The Company does not have any material post-retirement or post-employment benefit plans. The Company makes contributions to certain defined contribution arrangements with groups of employees. The Company's contributions and any related costs are immaterial and are expensed as incurred.

     Income Taxes

     Income taxes are accounted for under the asset and liability method for financial accounting and reporting of income taxes. Deferred income tax liabilities and assets are recorded to reflect the tax consequences in future years of differences between the taxable bases of assets and liabilities and the respective financial statement carrying amounts at each period end using enacted tax rates expected to apply in the year temporary differences are expected to reverse. A valuation allowance is recognized for any portion of the deferred tax asset for which realization is not deemed to be more likely than not. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Stock-based Compensation

     The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25, issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, Accounting for Stock-based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123 (See Note 12). The following table illustrates the effect on net income (loss) if the fair value based method had been applied to all outstanding and unvested awards in the period:

                                                            2002         2001
                                                          --------      -------

     Net income (loss), as reported                       $ 11,934      $(4,374)
     Deduct total stock-based employee compensation
      expense determined under fair-value-based method
      for all rewards, net of tax                             (746)        (793)
                                                          --------      -------
     Prof forma net income (loss)                         $ 11,188      $(5,167)
                                                          ========      =======

     Earnings (Loss) Per Share

     Basic earnings (loss) per share is based on the weighted average number of shares of common stock, and with respect to diluted earnings (loss) per share, also includes the effect of all dilutive potential common stock outstanding. Dilutive potential common stock results from dilutive stock options and warrants. The effect of such dilutive potential common stock on net income per share is computed using the treasury stock method. All potentially dilutive securities were excluded from the computation in loss making periods as their inclusion would have been anti-dilutive.

     Comprehensive Income (Loss)

     Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in comprehensive income (loss) but are excluded from net income (loss) as these amounts are recorded as a component of shareholders' equity. The Company's other comprehensive income
     (loss) represented foreign currency translation adjustments.

     Use of Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of certain assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities as of and during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of goodwill, property, plant and equipment, valuation allowances for receivables, inventories and deferred income tax assets and reserves for warranties and product returns. Actual results may differ from such estimates. Differences from those estimates are recorded in the period they become known.

     Commitments and Contingencies

     Liabilities for loss contingencies arising from claims, assessments, litigation, fines and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

     Recently Issued Accounting Pronouncement

     In June 2001, FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company is required to adopt SFAS No. 143 on January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material effect on the Company's financial statements.

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the Statement related to the rescission of Statement No. 4 is applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the Statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

     In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

     In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. The application of this Interpretation is not expected to have a material effect on the Company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 1, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

     Reclassifications

     Certain reclassifications have been made to prior year amounts to conform to the current year's presentation.

3.   INVENTORIES

     Inventories by major categories, net of provisions are summarized as follows:

                                   2002        2001
                                  -------     -------

     Raw materials                $ 3,004     $ 3,165
     Work in progress               3,462       3,176
     Finished goods                13,308      10,137
     Consigned finished goods         611         701
                                  -------     -------
                                  $20,385     $17,179
                                  =======     =======


4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consists of the following:

                                                           2002          2001
                                                         --------      --------

     Land and buildings                                  $ 13,281      $ 13,374
     Plant and machinery                                    7,520         7,274
     Furniture and equipment                                7,303         7,560
     Leasehold improvements                                 2,879         2,803
                                                         --------      --------
          Total                                          $ 30,983      $ 31,011
     Less: Accumulated depreciation and amortization      (16,053)      (14,701)
                                                         --------      --------
          Total, net                                     $ 14,930      $ 16,310
                                                         ========      ========


5.   GOODWILL AND INTANGIBLE ASSETS

     At December 31, 2002 and 2001, the Company's cost in excess of fair value of assets purchased (goodwill) related primarily to the 1999 acquisition of Leda Media Products Limited, now called Radica UK Limited ("Radica UK"). On June 24, 1999, the Company purchased Radica UK for approximately $15,970. During the quarter ended June 30, 2000, upon claiming certain breaches of warranty at Radica UK, the Company and the ex-shareholders of Radica UK mutually agreed to cancel certain loan notes such that the purchase price was reduced by $1,399. The Company recorded goodwill of approximately $12,100 resulting from the adjusted purchase price. Accumulated amortization related to goodwill of $2,518 arising prior to the adoption of SFAS No. 142 has been reflected in the gross carrying amount of goodwill as of December 31, 2001.

     The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, on January 01, 2002. Under SFAS 142, goodwill is required to be tested for impairment on an annual basis at the reporting unit level. Furthermore, goodwill is required to be tested on an interim basis if an event or change in circumstances indicates that the asset might be impaired. The goodwill arising from the purchase of Radica UK was allocated to the Video Games Accessories ("VGA") reporting unit and the Company has undertaken goodwill impairment testing as described in note 1 to determine whether the goodwill carried on the books was impaired and the extent of such impairment. After performing this evaluation there was no indication that goodwill was impaired as of December 31, 2002 as the fair value of the reporting unit (as determined using the expected present value of future cash flows) exceeded the carrying amount of the reporting unit (including goodwill).

     In 2000, the Company entered into a licensing agreement with Shinsedai Co., Ltd. ("SSD") for the rights to use their patented XaviX(R) technology. As part of its agreement with SSD, the Company became an exclusive sublicensing agent for the XaviX(R) technology in the North American market for use in entertainment applications. The fair value of the exclusive sublicensing right of $1,260, which is the Company's contractual obligation to SSD as defined in the Sublicensing Agreement between the two parties, was recorded as an intangible asset and has been fully amortized as at December 31, 2002.

     Amortization of goodwill and other intangible assets totaled $420, $1,382 and $2,826 for the years ended December 31, 2002, 2001 and 2000, respectively. Net income (loss) and net income (loss) per share adjusted to exclude amortization of goodwill in fiscal years prior to 2002 are as follows (in thousands, except per share data):

                                        2002           2001           2000
                                     ----------     ---------      ----------

Reported net income (loss)           $   11,934     $  (4,374)     $  (18,099)
Add back: Goodwill amortization            --             796             822
                                     ----------     ---------      ----------
Adjusted net income (loss)           $   11,934     $  (3,578)     $  (17,277)
                                     ==========     =========      ==========

Diluted income (loss) per share:
Reported net income (loss)           $     0.65     $   (0.25)     $    (1.03)
Goodwill amortization                      --            0.05            0.05
                                     ----------     ---------      ----------
Adjusted net income (loss)           $     0.65     $   (0.20)     $    (0.98)
                                     ==========     =========      ==========

Basic income (loss) per share:
Reported net income (loss)           $     0.67     $   (0.25)     $    (1.03)
Goodwill amortization                      --            0.05            0.05
                                     ----------     ---------      ----------
Adjusted net income (loss)           $     0.67     $   (0.20)     $    (0.98)
                                     ==========     =========      ==========


6.   SHORT-TERM BORROWINGS

     As of December 31, 2002, the Company had line-of-credit agreements with various banks that provided for borrowings of up to approximately $5,800, including uncommitted credit facilities and amounts available for the issuance of letters of credit. Substantially all of the short-term borrowings outstanding as of December 31, 2002 and 2001 represent borrowings made under these lines of credit. The weighted average interest rate of the outstanding borrowing was approximately 5.7, 5.9 and 6.0 percent for the years ended December 31, 2002, 2001 and 2000, respectively.

7.   OTHER ACCRUED LIABILITIES

     Other accrued liabilities consist of the following:

                                      2002       2001
                                     ------     ------

Accrued advertising expenses         $1,243     $1,105
Accrued license and royalty fees      1,479      2,346
Commissions payable                     191        149
Other accrued liabilities             2,927      3,885
                                     ------     ------
     Total                           $5,840     $7,485
                                     ======     ======


8.   INCOME TAXES

     The components of income (loss) before income taxes are as follows:

                    2002          2001          2000
                  --------      --------      --------

United States     $ 10,807      $ (5,523)     $(20,240)
International        3,796         1,702         1,240
                  --------      --------      --------
                  $ 14,603      $ (3,821)     $(19,000)
                  ========      ========      ========


     As the Company's subsidiary in the People's Republic of China ("PRC") is a sino-foreign joint venture enterprise, it is eligible for an exemption from income tax for two years starting from the first profitable year of operations and thereafter a 50 percent relief from income tax for the following three years under the Income Tax Law of the PRC. That subsidiary had its first profitable year of operations in the year ended December 31, 1997 and the effective tax rate was 27%, 12% and 12% for the years ended December 31, 2002, 2001 and 2000, respectively.

     The provisions (credits) for income taxes consist of the following:

                                                  2002       2001        2000
                                                 ------    -------     -------
Current:
   US federal and state                          $   51    $   644     $(3,236)
   International                                    950        827        (206)
                                                 ------    -------     -------
 Total current income tax provision (credit)     $1,001    $ 1,471     $(3,442)
                                                 ------    -------     -------

Deferred:
   US federal                                    $ --      $  --       $ 3,375
   International                                  1,668       (918)       (834)
                                                 ------    -------     -------
 Total deferred income tax provision (credit)    $1,668    $  (918)    $ 2,541
                                                 ------    -------     -------

Total income taxes provision (credit)            $2,669    $   553     $  (901)
                                                 ======    =======     =======


     A  reconciliation   between  income  tax  expense   (benefit)  and  amounts
     calculated using the US statutory rate of 34 percent is as follows:

                                                2002        2001         2000
                                              -------      -------      -------

Computed "expected" tax expense (benefit)
  at the US statutory rate of 34%             $ 4,965      $(1,299)     $(6,460)
State tax                                           4           13            9
International tax effect, net                    (763)        (647)      (1,646)
Change in valuation allowance                  (1,282)       2,163        7,052
Other, net                                       (255)         323          144
                                              -------      -------      -------
Income tax expense (benefit)                  $ 2,669      $   553      $  (901)
                                              =======      =======      =======


     The US statutory rate has been used since the majority of the Company's taxable income arises in the US. As of December 31, 2002, the Company's US subsidiary had approximately $9,700 of tax net operating loss carryforwards which will begin to expire after 2020. In addition, as of December 31, 2002, the Company's UK subsidiary had approximately $6,900 tax net operating loss carryforwards which will carryforward indefinitely.

     The tax effects of the Company's temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                         2002          2001
                                                        -------      --------
Deferred tax assets:
Excess of financial reporting depreciation
 over tax depreciation                                  $   239      $    176
Net operating loss carryforwards                          5,456         8,325
Advertising allowances                                      413           348
Bad debt allowance                                           56           337
Inventory obsolescence reserve                              288           345
Sales allowance and returns                                 974         1,329
Other                                                       733           715
                                                        -------      --------
  Total gross deferred tax assets                         8,159        11,575
Valuation allowance                                      (8,159)       (9,441)
                                                        -------      --------
  Net deferred tax assets                               $  --        $  2,134
                                                        =======      ========
Deferred tax liabilities:
Excess of tax over financial reporting depreciation     $   (79)     $    (79)
                                                        =======      ========

     The following table represents the classification of the Company's net deferred tax (liabilities) assets:

                                                       2002            2001
                                                    -----------    -----------

Current deferred tax assets                           $    --        $    168
Long-term deferred tax (liabilities) assets                (79)         1,887
                                                    -----------    -----------
  Total net deferred tax (liabilities) assets         $    (79)      $  2,055
                                                    ===========    ===========


     The Company records valuation  allowances  against its deferred tax assets.
     In determining the allowance, management considers all available evidence for certain tax credit, net operating loss and capital loss carryforwards that would likely expire prior to their utilization. The evidence used in assessing the need for valuation allowances includes the use of business planning, projections of future taxable income and corporate-wide tax planning. Differences in actual results from projections used in determining the valuation allowances could result in future adjustments to the allowance.

     Based on management's assessment of the need for a valuation allowance as at the balance sheet dates, the Company views the recoverability of the net deferred tax assets as not more likely than not. Movement in the valuation allowance during 2002 reflected the change in deferred tax assets in respect of tax losses carried forward.

     The Company's operations involve a significant amount of transactions which cross a number of international borders. In addition, the Company's manufacturing operations are in China, where the negotiation and settlement of tax obligations with the local tax authorities are a normal occurrence.

     The Company establishes provisions for its known and estimated income tax obligations. However, whether through a challenge by one of the many tax authorities in international jurisdictions where the Company and its subsidiaries operate of the Company's transfer pricing, the Company's claim regarding lack of permanent establishment, or other matters that may exist, the Company is exposed to possible additional taxation that has not been accrued.

9.   LONG-TERM DEBT

     The Company has $1,825 outstanding under a term loan related to the financing of the Radica UK acquisition in 1999. The loan bears interest at the three month Singapore Interbank Offered Rate ("SIBOR") plus 2% (3.38% at December 31, 2002). The agreement requires quarterly principal and interest payments and matures in June 2003. The balance outstanding of the $1,825 loan is classified as current liabilities in the consolidated balance sheet at December 31, 2002.

     The term loan is secured by certain properties and deposits of the Company (see Note 16). The agreement contains covenants that, among other things, require the Company to maintain a minimum tangible net worth, gearing ratio, and other financial ratios. The Company is in compliance with these covenants as at December 31, 2002.

     Long-term debt is as follows:

                            2002          2001
                          -------      -------

Term loan payable         $ 1,825      $ 5,473
Less: Current portion      (1,825)      (3,648)
                          -------      -------
                          $  --        $ 1,825
                          =======      =======


10.  RESTRUCTURING CHARGE

     During December 2001, the Board of Directors approved a company wide restructuring plan which included the consolidation of operations in Hong Kong and the China factory, the closure of the Company's San Francisco R&D office, the consolidation of the Company's product development operations as well as other head count reductions in the US, UK and Hong Kong offices. The Company recorded an accrual of $1,551 of pre-tax restructuring charges in fiscal 2001. The consolidation of operations in Hong Kong and China consisted of the localization in the China factory of a number of departments, which previously operated out of Hong Kong. These restructuring actions occurred in the Company's first and second fiscal quarters, and were taken to align the Company's cost structure with prevailing market conditions. The localization and consolidation of product development and manufacturing operations resulted in a workforce reduction of approximately 170 employees worldwide.

     The accrued restructuring charges have been substantially expended during 2002. The total restructuring charges consisted of $1,514 of cash outlays, the majority of which occurred in fiscal 2002, and $40 of non-cash charges, primarily for leasehold improvements write-offs. The remaining restructuring reserve as at December 31, 2002 consisted of $34, primarily related to certain termination benefits which are payable in 2003.

     During 2000, the Company recorded a restructuring charge of $1,190 as a result of the Company's plan to change its business strategy to address changes in the market for handheld games and to allow the Company to adjust the overall cost structure given current revenue levels. Specific actions taken included reducing the Company's workforce, consolidating facilities, and closing one office. The employee separations related to approximately 150 employees worldwide, predominantly occurring in Asia and North America. Total restructuring costs were approximately composed of $1,100 in connection with severance and benefits and $90 for the write-off of certain assets associated with closing one office. Total remaining restructuring expenses accrued at December 31, 2000 was $246, primarily related to the remaining amount of termination benefit payments.

     The components of restructuring charges are as follows:

                                               Balance                                                  Balance
                                            at beginning        Charges /            Amount             at end
                                               of year          (Release)           incurred            of year
                                           ---------------    ---------------    ---------------    ---------------
2002
Severance and other compensation                  $ 1,389            $   (78)          $ (1,277)           $    34
Lease termination costs and                           199                 78               (277)               --
  related asset writedowns
                                           ---------------    ---------------    ---------------    ---------------
                                                  $ 1,588            $   --            $ (1,554)           $    34
                                           ===============    ===============    ===============    ===============

2001
Severance and other compensation                  $   246            $ 1,352           $   (209)           $ 1,389
Lease termination costs and
  related asset writedowns                            --                 199                --                 199
                                           ---------------    ---------------    ---------------    ---------------
                                                  $   246            $ 1,551           $   (209)           $ 1,588
                                           ===============    ===============    ===============    ===============

2000
Severance and other compensation                  $   --             $ 1,100           $   (854)           $   246
Lease termination costs and
  related asset writedowns                            --                  90                (90)               --
                                           ---------------    ---------------    ---------------    ---------------
                                                  $   --             $ 1,190           $   (944)           $   246
                                           ===============    ===============    ===============    ===============


11.  EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted net income (loss) per share as of December 31:

                                                2002           2001             2000
                                            -----------     ----------      ------------
Numerator for basic and diluted
  earnings (loss) per share:
  Net income (loss)                         $    11,934     $   (4,374)     $    (18,099)
                                            ===========     ==========      ============

Denominator:
Basic weighted average shares                17,725,879     17,611,886        17,608,167
Effect of dilutive options and warrants         609,948           --                --
                                            -----------     ----------      ------------
Diluted weighted average shares              18,335,827     17,611,886        17,608,167
                                            ===========     ==========      ============

Basic net income (loss) per share:          $      0.67     $    (0.25)     $      (1.03)
                                            ===========     ==========      ============

Diluted net income (loss) per share:        $      0.65     $    (0.25)     $      (1.03)
                                            ===========     ==========      ============


     Options and warrants on 441,700, 2,440,867 and 2,728,800 shares of common stock for the years ended December 31, 2002, 2001 and 2000, respectively were not included in computing diluted earnings per share since their effects were antidilutive. Stock options and warrants were antidilutive because they had an exercise price greater than the average market price during the year or due to the net loss in 2001 and 2000.

12.  STOCK OPTIONS

     The Company's 1994 Stock Option Plan for employees and directors (the "Stock Option Plan") provided for options to be granted for the purchase of an aggregate of 1,600,000 shares of common stock at per share prices not less than 100% of the fair market value at the date of grant as determined by the Compensation Committee of the Board of Directors. Following approval at the annual shareholders meetings in April 1997 and 1998, the meeting of the Board of Directors in June 1999 and the annual shareholders meeting in May 2000, the Stock Option Plan's aggregated common stock increased by 400,000, 800,000, 60,000 and 840,000, respectively bringing the total number of shares of the Company's common stock that may be purchased pursuant to options under such plan to 3,700,000 shares. Options to employees are generally exercisable over three to five years from the date of grant and vest, or are exercisable, in equal installments, the period beginning one year after the date of grant unless otherwise provided. Options granted to employees under the stock option plan must be exercised no later than ten years from the date of grant. The Company also maintains plans under which it offers stock options to directors. Pursuant to the terms of the plans under which directors are eligible to receive options, each director is entitled to receive options to purchase common stock upon initial election to the Board and at each subsequent quarterly Board meeting. Options are exercisable during the period beginning one year after the date of grant.

     A summary of option activity is as follows:-

                                             2002                       2001                       2000
                                   -------------------------  -------------------------  -------------------------

                                                 Weighted                   Weighted                   Weighted
                                                 average                    average                    average
                                                 exercise                   exercise                   exercise
(Shares in thousands)               Shares        price        Shares        price        Shares        price
                                    ------        -----        ------        -----        ------        -----

Outstanding at
  beginning of year                  2,191         $ 3.88       2,354         $ 5.81       2,000         $ 7.93
Options granted                        585           3.75         521           2.64         853           2.79
Options exercised                     (145)          2.13         (76)          1.56         (72)          1.41
Options canceled                      (318)          3.21        (608)         10.60        (427)         10.43
                                    -------                     ------                     ------
Outstanding at end of year           2,313         $ 4.05       2,191         $ 3.88       2,354         $ 5.81

Options exercisable
  at year end                        1,352         $ 4.52       1,151         $ 4.54         910         $ 7.52


     The following is additional information relating to options outstanding as of December 31, 2002:

                                              Options outstanding                               Options exercisable
                           -----------------------------------------------------------   -----------------------------
                                                                   Weighted average
                                                Weighted average       remaining                        Weighted average
Exercise                        Number         exercise price         contractual          Number       exercise price
price range                    of shares          per share          life (years)         of shares       per share
-----------                    ---------          ---------          ------------         ---------       ---------
(Shares in thousands)

    $ 1.090 to 2.000                491             $ 1.41                4.25                 451          $  1.37
    $ 2.001 to 4.000              1,440               3.20                7.50                 646             3.24
    $ 4.001 to 6.000                132               4.17                9.23                  19             4.26
    $ 6.001 to 8.000                 27               6.78                4.59                  27             6.78
    $ 8.001 to 10.000                 8               9.13                5.88                   7             9.00
    $ 12.001 to 14.000               61              12.62                6.28                  61            12.54
    $ 14.001 to 16.000               60              14.13                5.85                  48            14.13
    $ 16.001 to 18.000               60              16.82                5.70                  60            16.82
    $ 18.001 to 20.000               34              18.85                5.26                  33            18.94
                               ---------                                                  --------
                                  2,313             $ 4.05                6.72               1,352          $  4.52
                               =========                                                  ========


     Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123. The weighted average fair value of stock options at date of grant were $1.51, $1.24 and $1.57 per option for the years ended December 31, 2002, 2001 and 2000, respectively. The values were estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

                                               2002         2001       2000
                                            ----------   ----------  ---------

Expected life of options                     3.4 years     4 years    5 years
Risk-free interest rate                        4.1%         4.5%       6.0%
Expected volatility of underlying stock         51%          55%        58%
Dividends                                        0%           0%         0%

     The Black-Scholes option pricing models require the input of highly subjective assumptions, including the expected volatility of stock price. Because changes in subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily represent the estimated fair value of freely tradable fully transferable options without vesting restrictions which differ from the Company's stock option awards.

     If the Company had accounted for its stock option plans by recording compensation expenses based on the fair value at grant date for such awards consistent with the method of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been adjusted to the pro forma amounts as follows:

                                            2002           2001         2000
                                         -----------   -----------   -----------

Reported net income (loss)               $  11,934     $  (4,374)    $  (18,099)
Pro forma net income (loss)                 11,188        (5,167)       (19,306)

Reported net income (loss) per share
     Basic                               $    0.67     $   (0.25)    $    (1.03)
     Diluted                                  0.65         (0.25)         (1.03)

Pro forma net income (loss) per share
     Basic                               $    0.63     $   (0.29)    $    (1.10)
     Diluted                                  0.61         (0.29)         (1.10)


13.  WARRANTS

     During 1999, in connection with Electronic Arts ("EA") worldwide licensing agreement, the Company issued warrants to purchase 375,000 shares of the Company's common stock at various exercise prices. Using the Black-Scholes option pricing model, the fair value of the warrants of $667 was recorded as an intangible asset and has been fully amortized in 2001. As of December 31, 2002, all warrants have expired or been forfeited.

14.  RETIREMENT PLAN

     In Hong Kong, the Company has both mandatory provident fund and defined contribution retirement plans covering substantially all employees. Under these plans, eligible employees contribute amounts through payroll deductions which are 5% or more of individual salary, supplemented by employer contributions ranging from 5% to 10% of individual salary depending on the years of service. The expenses related to these plans were $142, $240 and $170 for the years ended December 31, 2002, 2001 and 2000, respectively.

     Radica's US and UK employees are eligible to participate in savings plans sponsored by the Company and its subsidiaries, all of which are defined contribution plans. The Company makes company contributions and both individual and company contributions are invested into a balanced variety of investment funds. The Company contributed approximately $60, $59, and $74 to these plans for the years ended December 31, 2002, 2001 and 2000, respectively.

15.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and bank borrowings are reasonable estimates of their fair value.

16.  PLEDGE OF ASSETS

     At December 31, 2002, the Company's loan agreements and general banking facilities including overdraft and trade facilities were collateralized as follows:

Leasehold land and buildings          $11,164
Bank balances                           8,951
Inventories                             7,290
                                      -------
                                      $27,405
                                      =======


17.  COMMITMENTS AND CONTINGENCIES

     Leases

     The Company leases certain offices, warehouses and equipment under various operating lease arrangements. The rental expense under the operating leases was approximately $509, $491, and $1,113 for the years ended December 31, 2002, 2001 and 2000, respectively. In the normal course of business, leases that expire will be renewed or replaced by leases on other properties. As of December 31, 2002, the Company was obligated under non-cancellable operating leases requiring future minimum rental payments as follows:

                                        Operating leases
                                        ---------------

2003                                       $       475
2004                                               350
2005                                               252
2006                                               245
2007                                               242
Thereafter                                       1,180
                                        ---------------
Total minimum lease payments               $     2,744
                                        ===============


     Warranties

     The Company provides product warranties to its customers for a period of one year from the date of purchase. Details of the movement in the warranty provision during the year are set out in note 20.

     Licensing Commitments

     In the normal course of business, the Company enters into certain licensing agreements and commitments with various third parties for the use of their inventor concepts and intellectual property. Certain of these agreements and commitments contain provisions for guaranteed or minimum royalty amounts during the term of the contracts. Under the terms of agreements which contain provisions for future minimum payments, the Company is obligated to pay royalty amounts as follows:

                       Minimum
                       Payments
                     ------------
2003                    $     63
2004                           1
2005                          16
                     ------------
                        $     80
                     ============


     Litigation

     The Company is subject to pending claims and litigation. On April 4, 2000 a lawsuit was filed by the Lemelson Foundation against the Company in Arizona Court for patent infringement. The Foundation claims to be owners of nearly 800 issued and pending patents, including the patent on Machine Vision and Automatic Identification (Auto ID) operations. The Auto ID operation is used in machines that are part of the Company's bonding and heat-sealing manufacturing processes. Lemelson is contesting that the use of machines that incorporate this patented technology infringes on their IP rights and therefore the Company is obligated to pay a royalty based on the use of this technology.

     The suit with Lemelson has been stayed pending the outcome of Lemelson vs. Cognex, a similar suit filed by Lemelson, which will have some bearing on the Radica case with Lemelson. As of the reporting date, no judgment had been handed out in the Cognex case. The Company has other pending litigation against it. These matters are substantially covered by insurance, however the Company cannot predict the outcome of the Lemelson case or the effect of such litigation on the financial results of the Company. No accrual has been recorded at December 31, 2002 in respect of the Lemelson case or other claims or legal actions, in accordance with the Company's accounting policy.

18.  CONCENTRATIONS OF CREDIT RISK AND MAJOR CUSTOMERS

     Accounts receivable of the Company are subject to a concentration of credit risk with customers in the North American and the United Kingdom retail sector and customers in the Company's manufacturing services. This risk is somewhat limited due to the large number of customers composing the Company's customer base and their geographic dispersion, though the Company's Games business had one customer which accounted for more than twenty-four percent of consolidated net sales for the year ended December 31, 2002, two customers which accounted for more than twenty-two percent and eleven percent of consolidated net sales for the year ended December 31, 2001 and two customers which accounted for more than seventeen percent and sixteen percent for the year ended December 31, 2000. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

19.  SEGMENT INFORMATION

     The Company is a worldwide designer, producer and marketer of electronic entertainment devices. The Company has two reportable segments from which it derives its revenues: the Games business that sells product under the Company's Radica(R) and Girl Tech(R) brand names, and the Video Game Accessory ("VGA") business that sells product under the Company's Gamester brand name. The Company also sources certain VGA and other electronic products through third party manufacturers for retailers to sell under their own brands; this is also included in the VGA segment. The reportable segments are strategic businesses that offer different products.

     The accounting policies of the reportable segments are the same as those described elsewhere in these Notes to the Company's consolidated financial statements for the year ended December 31, 2002. The Company measures segment performance based on net income before interest and other income and income taxes. Inter-segment sales and transfers have been eliminated and are not included in the following table. Certain corporate expenses are managed outside of the operating segments. Corporate expenses consist primarily of costs related to business integration and other general and administrative expenses. All corporate and indirect costs have been apportioned on the basis of corresponding sales and direct costs.

     A large proportion of the Company's assets are utilized by both segments and are therefore not suitable for allocating to specific assets. In 2002, the Company has further refined the segment assets. The segment assets are comprised of accounts receivable, inventories and intangible assets. Other assets included in corporate principally are cash and cash equivalents, deferred tax assets, property, plant and equipment, and all other insignificant assets not reportable under other segments. Certain information presented in the tables below has been restated to conform to the current management structure as of January 2002. Information by segment and a reconciliation to reported amounts for the year ended December 31, 2002, 2001 and 2000 are as follows:

     A summary of the Company's two reportable segments is set forth below.

                                            2002          2001          2000
                                          ---------     --------     ---------
Revenues from external customers
  Games                                   $ 104,062     $ 82,929     $  91,036
  VGA                                        20,584       15,625        15,660
                                          ---------     --------     ---------
Total revenues from external customers    $ 124,646     $ 98,554     $ 106,696
                                          =========     ========     =========

Depreciation and amortization
  Games                                   $   2,446     $  3,120     $   4,449
  VGA                                           412          893           978
                                          ---------     --------     ---------
Total depreciation and amortization       $   2,858     $  4,013     $   5,427
                                          =========     ========     =========

Segment income (loss)
  Games                                   $  16,459     $    990     $ (15,029)
  VGA                                        (3,941)      (4,752)       (5,465)
                                          ---------     --------     ---------
Total segment income (loss)               $  12,518     $ (3,762)    $ (20,494)

Corporate
  Net interest and other income               2,085          (59)        1,494
  (Provision) credit for income taxes        (2,669)        (553)          901
                                          ---------     --------     ---------
Total consolidated net income (loss)      $  11,934     $ (4,374)    $ (18,099)
                                          =========     ========     =========

Segment assets
  Games                                   $  26,037     $ 22,712     $  31,728
  VGA                                        19,038       18,306        16,143
  Corporate                                  50,227       47,389        48,059
                                          ---------     --------     ---------
Total consolidated assets                 $  95,302     $ 88,407     $  95,930
                                          =========     ========     =========

     Revenues from external customers by product category are summarized as follows:

                                            2002          2001         2000
                                          ---------     --------    ----------

Electronic Games                          $  62,684     $ 52,268     $  57,868
Youth Electronics                            16,744       11,720        13,897
VGA                                          15,844       10,335        10,116
Manufacturing Services                       29,374       24,231        24,815
                                          ---------     --------    ----------
Total net revenues                        $ 124,646     $ 98,554    $  106,696
                                          =========     ========    ==========


     Information about the Company's operations in different geographic areas is set forth in the table below. Net sales are attributed to countries based on the location of customers, while long-lived assets are reported based on their location. Long-lived assets principally include property, plant and equipment, intangible assets and long-term investment:

                                           2002        2001        2000
                                         --------    --------    --------

Net sales:
     United States and Canada            $ 79,205    $ 59,584    $ 66,637
     Asia Pacific and other countries      25,690      21,300      21,359
     Europe                                19,751      17,670      18,700
                                         --------    --------    --------
                                         $124,646    $ 98,554    $106,696
                                         ========    ========    ========

Long-lived assets:
     United States and Canada            $    771    $  1,662    $  2,689
     Asia Pacific and other countries      13,977      14,851      16,002
     Europe                                 9,733       9,768      10,637
                                         --------    --------    --------
                                         $ 24,481    $ 26,281    $ 29,328
                                         ========    ========    ========


20.  VALUATION AND QUALIFYING ACCOUNTS

                                                      Balance at                                               Balance at
                                                      beginning          Charged to       Utilization /          end of
                                                       of year            expense           write-offs            year
                                                       -------            -------           ----------            ----

2002
     Allowance for doubtful accounts                    $    2,207         $       60         $   (1,952)         $     315
     Allowance for estimated product returns                 1,555                390               (698)             1,247
     Accrued warranty expenses                                 900              1,771             (1,631)             1,040
     Accrued sales expenses                                  3,912              1,864             (2,186)             3,590
                                                    ---------------    ---------------    ---------------    ---------------
                                                        $    8,574         $    4,085         $   (6,467)         $   6,192
                                                    ===============    ===============    ===============    ===============

2001
     Allowance for doubtful accounts                    $    2,073         $    1,056             $ (922)         $   2,207
     Allowance for estimated product returns                 1,494              1,528             (1,467)             1,555
     Accrued warranty expenses                                 950              1,911             (1,961)               900
     Accrued sales expenses                                  3,717              2,914             (2,719)             3,912
                                                    ---------------    ---------------    ---------------    ---------------
                                                        $    8,234         $    7,409         $   (7,069)         $   8,574
                                                    ===============    ===============    ===============    ===============

2000
     Allowance for doubtful accounts                    $      389         $    2,648         $     (964)         $   2,073
     Allowance for estimated product returns                   624              1,423               (553)             1,494
     Accrued warranty expenses                               1,100              1,113             (1,263)               950
     Accrued sales expenses                                  1,726              4,260             (2,269)             3,717
                                                    ---------------    ---------------    ---------------    ---------------
                                                        $    3,839         $    9,444         $   (5,049)         $   8,234
                                                    ===============    ===============    ===============    ===============

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholders
Radica Games Limited:


We have audited the accompanying consolidated balance sheets of Radica Games Limited and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in note 5 to the consolidated financial statements, the Company changed its method of accounting for goodwill in 2002.





/s/ KPMG

HONG KONG
February 18, 2003

                          INDEPENDENT AUDITORS' REPORT



To the Shareholders and Directors of Radica Games Limited


We have audited the consolidated balance sheet (not presented herein) of Radica Games Limited and subsidiaries as of December 31, 2000 and the accompanying related statements of operations, shareholders' equity and comprehensive income, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Radica Games Limited and subsidiaries as of December 31, 2000 and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.




/s/ Deloitte Touche Tohmatsu

HONG KONG
February 12, 2001

SELECTED QUARTERLY FINANCIAL DATA - (UNAUDITED)
(US dollars in thousands, except per share data)

                                                                     Quarter ended
                                           ---------------------------------------------------------------
                                             Mar. 31          Jun. 30         Sep. 30          Dec. 31
                                           -------------    -------------   -------------    -------------
Year ended December 31, 2002
----------------------------
   Net sales                                   $ 17,503         $ 20,507        $ 47,305         $ 39,331
   Gross profit                                   5,928            6,202          18,939           16,096
   Net income (loss)                             (1,575)             962           9,379            3,168
   Basic income (loss) per share                  (0.09)            0.05            0.53             0.18
   Diluted income (loss) per share                (0.09)            0.05            0.51             0.17

Year ended December 31, 2001
----------------------------
   Net sales                                   $ 11,773         $ 10,295        $ 37,233         $ 39,253
   Gross profit                                   3,142            3,588          13,975           13,151
   Net income (loss)                             (3,724)          (3,735)          4,110           (1,025)
   Basic income (loss) per share                  (0.21)           (0.21)           0.23            (0.06)
   Diluted income (loss) per share                (0.21)           (0.21)           0.23            (0.06)

COMMON STOCK DATA

As of January 31, 2003 there were approximately 120 record holders of the Company's common stock. The Company believes that this represents more than 2,000 individual shareholders.

Price Range of Common Stock
---------------------------

Fiscal Year and Quarter                                High         Low

2002 Quarter
------------
   Fourth......................................... $    4.600   $    3.450
   Third..........................................      4.029        3.560
   Second.........................................      4.600        3.800
   First..........................................      4.400        3.400

2001 Quarter
------------
   Fourth......................................... $    4.900   $    2.531
   Third..........................................      4.250        2.400
   Second.........................................      3.500        2.500
   First..........................................      3.375        1.625

2000 Quarter
------------
   Fourth......................................... $    2.750   $    1.625
   Third..........................................      3.500        2.625
   Second.........................................      7.063        2.688
   First..........................................     10.000        6.750


The Company's common shares have been traded on the NASDAQ National Market System since May 13, 1994. Prior to that time, the Company's securities were privately held. The Company's symbol for its common shares is "RADA". On December 31, 2002 the share price closed at $4.440.

The Company has not declared any dividends since it became public.

BOARD OF DIRECTORS                                          CORPORATE OFFICERS

Jon N. Bengtson (3)                                         Patrick S. Feely
Chairman of the Board and Director                          President, Chief Executive Officer and Director

Albert J. Crosson (1)(2)                                    David C.W. Howell
Director                                                    President Asia Operations,
                                                            Chief Financial Officer and Director
Robert E. Davids
Vice-Chairman of the Board and Director                     Jeanne M. Olson
                                                            Executive Vice President/General Manager,
Patrick S. Feely (3)                                        Radica USA
President, Chief Executive Officer and Director
                                                            John J. Doughty
David C.W. Howell                                           Managing Director, Radica UK
President Asia Operations,
Chief Financial Officer and Director                        James M. Romaine
                                                            Senior Vice President Sales
Henry Hai-Lin Hu (1)(3)
Director, Principal, Business Plus Consultants Limited      Laurence M. Scott Jr.
                                                            Senior Vice President of Asia Operations
Siu Wing Lam
Director, President, Providence International Limited       Craig D. Storey
                                                            Vice President and Chief Accounting Officer
James J. O'Toole (2)(4)
Director, Research Professor, Center for Effective          Larry C.N. Cheng
Organizations, University of Southern California            Engineering Director

Millens W. Taft (1)(4)                                      Vincent K.M. Ching
Director, Chairman, Mel Taft & Associates                   Manufacturing Director

Peter L. Thigpen (1)(2)(4)                                  Rick C.K. Chu
Director                                                    International Sales Director

                                                            Robert E. Esterbrook
                                                            Finance & Operations Director

                                                            Tiki K.K. Ho
(1) Current member of the Audit Committee                   Engineering Director

(2) Current member of the Compensation and                  Louis S.W. Kwok
    Organization Committee                                  Plant Administration Director

(3) Current member of the Executive Committee               Donny K.W. So
                                                            Director of Project Management
(4) Current member of the Governance Committee
                                                            Lavinia K.W. Wong
                                                            Director of VGA & Sourcing

                                                            Hermen H.L. Yau
                                                            MIS Director

CORPORATE OFFICE
Radica Games Limited
Suite R, 6th Floor, 2-12 Au Pui Wan Street
Fo Tan, Hong Kong
Tel: Hong Kong 852.2693.2238
Fax: Hong Kong 852.2695.9657

INVESTOR RELATIONS
180 South Lake Avenue, Suite 440
Pasadena, CA 91101
Tel: USA 1.626.744.1150
Fax: USA 1.626.744.1155

WEB SITES
www.radicagames.com
www.gamesterusa.com
www.gamesteruk.com
www.girltech.com
www.skannerz.com

CORPORATE COUNSEL
Sullivan & Cromwell
1888 Century Park East
Los Angeles, CA 90067-1725

INDEPENDENT AUDITORS
KPMG
8th Floor, Prince's Building
10 Chater Road
Hong Kong

REGISTRAR AND TRANSFER AGENT
U.S. Stock Transfer Corporation
1745 Gardena Avenue
Glendale, CA 91204

COMMON STOCK
NASDAQ National Market System
Common Stock Symbol: RADA

LEGAL INFORMATION
RADICA(R) and Radica logo are registered trademarks of Radica Games Limited; GAMESTER TM and Gamester logo are trademarks of Radica Games Limited;
PLAY TV(R) and Play TV(R) Jr. Construction TM are either registered trademarks or trademarks of Radica Games Limited;
GIRL TECH(R) and Girl Tech logo are registered trademarks of Radica Games Limited; PASSWORD JOURNAL(R) is a registered trademark of Radica Games Limited; DARE YA! TM is a trademark of Radica Games Limited; DANCE PARTY TM is a trademark of Radica Games Limited;
SCANIMALS TM PET RESCUE is a trademark of Radica Games Limited; GOTTA GROOVE TM is a trademark of Radica Games Limited;
SKANNERZ(R), Skannerz(R) Commander TM and Skannerz(R) Battle Orbz TM are either registered trademarks or trademarks of Radica Games Limited;
BIG SCREEN TM TETRIS(R) is licensed to the Tetris company & sublicensed to Radica Games Limited; BIG SCREEN POKER TM is a trademark of Radica Games Limited;
BIG SCREEN BLACKJACK TM is a trademark of Radica Games Limited;
ULTIMATE PINBALL TM is a trademark of Radica Games Limited;
TALKING BINGO TM is a trademark of Radica Games Limited; TOTAL MELTDOWN TM is a trademark of Radica Games Limited;
FLOODLIGHT TM is a trademark of Radica Games Limited; SPORTSBOARD TM is a trademark of Radica Games Limited;
PHOENIX TM is a trademark of Radica Games Limited; PRO RACER TM is a trademark of Radica Games Limited; All rights reserved; International rights reserved. BARBIE TM is a trademark of Mattel, Inc. All rights reserved.
RESCUE HEROES TM is a trademark of Fisher-Price, Inc. All rights reserved.
PRO SKATER is a trademark of Activision, Inc. and its affiliates. All rights reserved.
XAVIX(R) is a registered trademark of Shinsedai Co. Limited
PLAYSTATION(R) 2 is a registered trademark of Sony Computer Entertainment Inc. GAME BOY ADVANCE is a trademark of Nintendo Co., Ltd.
GAMECUBE is a trademark of Nintendo Co., Ltd.
NXT and the NXT logo are trademarks of New Tranducers Ltd.
Microsoft(R), Xbox TM, and the Xbox logos are either registered trademarks or trademarks of Microsoft Corporation in the U.S. and/or other countries;
EA Sports and SSX are trademarks of Electronic Arts in the U.S. and or other countries. All rights reserved.
All other trademarks are property of their respective owners.